UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Friedman, Billings, Ramsey Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

358434108 (CUSIP Number)

May 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 358434108	Page 2 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Emanuel J. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
Not Applicable.
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
9,982,643
6. Shared Voting Power
600,000 (1)
7. Sole Dispositive Power
9,982,643
8. Shared Dispositive Power
600,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,582,643
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

Not Applicable.
11.	Percent of Class Represented by Amount in Row (9)

6.6%
12.	Type of Reporting Person (See Instructions)

IN
(1)	Represents shares held by the Friedman French Foundation, over which shares Mr. Friedman has shared voting and dispositive power.

CUSIP No.: 358434108	Page 3 of 5 pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Introduction

On May 27, 2005, 9,517,100 shares of Class B Common Stock beneficially owned by Mr. Friedman were converted into shares of Class A Common Stock. The conversion was triggered by Mr. Friedman’s resignation from employment from Friedman, Billings, Ramsey Group, Inc. (the “Company”). The Company’s Articles of Incorporation provide that upon the cessation of employment with the Company of a Class B shareholder-employee, all shares of Class B Common Stock beneficially owned will convert to shares of Class A Common Stock at a one-to-one ratio if the Company opts to cause such conversion. The Company converted Mr. Friedman’s Class B Common Stock into Class A shares on May 27, 2005.

Item 1	(a).	Name of Issuer:

Friedman, Billings, Ramsey Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1001 Nineteenth Street North Arlington, VA 22209

Item 2	(a).	Name of Person Filing:

Emanuel J. Friedman

Item 2	(b).	Address of Principal Business Office or Residence:

2107 Wilson Boulevard Suite 410 Arlington, VA 22201

Item 2	(c).	Citizenship:

United States Citizen

Item 2	(d).	Title of Class of Securities:

Class A Common Stock

Item 2	(e).	CUSIP Number:

358434108

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

CUSIP No.: 358434108	Page 4 of 5 pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned:

10,582,643

Item 4	(b).	Percent of class:

6.6%

Item 4	(c).	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,982,643

(ii) Shared power to vote or to direct the vote:

600,000 (1)

(iii) Sole power to dispose or to direct the disposition of:

9,982,643

(iv) Shared power to dispose or to direct the disposition of:

600,000 (1)
(1)	Represents shares held by the Friedman French Foundation, over which shares Mr. Friedman has shared voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class:

☐ Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 358434108	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2006	/s/ Emanuel J. Friedman
Emanuel J. Friedman